Exhibit E

EXECUTION VERSION

INTERIM AGREEMENT

This Interim Agreement (this “Agreement”) is made as of May 1, 2012, by and among WBG-PSS Holdings LLC, a Delaware limited liability company (“Parent”), WBG-PSS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Wolverine World Wide, Inc., a Delaware corporation (“Wolverine”); Golden Gate Capital Opportunity Fund, L.P. (together with its affiliated investment funds, “Golden Gate”); and Blum Strategic Partners IV, L.P. (together with its affiliated investment funds, “Blum”, and collectively with Wolverine and Golden Gate, the “Parties”). Blum and Golden Gate are also referred to herein as the “Sponsors”. Capitalized terms used but not defined herein shall have the meanings given thereto in the Merger Agreement (as defined below) unless otherwise specified.

RECITALS

1. On the date hereof, Parent and Merger Sub have entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Parent, Merger Sub, Wolverine and Collective Brands, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company becoming the surviving entity and a wholly-owned subsidiary of Parent.

2. On the date hereof, each of Golden Gate and Blum has executed a letter agreement in favor of Parent agreeing, subject to the terms and conditions set forth therein, to make an equity and/or debt investment in Parent in connection with the transactions contemplated by the Merger Agreement (each, a “Commitment Letter”), copies of which have been delivered to Wolverine.

3. On the date hereof, Parent is entering into a purchase agreement (the “Purchase Agreement”) and a separation agreement both of which are attached hereto as Exhibit A (the “Separation Agreement” and, together with the Purchase Agreement, collectively, the “Carveout Transaction Agreements”) with Wolverine pursuant to which, upon the terms and subject to the conditions set forth therein, at the Effective Time under the Merger Agreement (the “Closing”), Parent will transfer or cause to be transferred to Wolverine all of the equity interests and/or assets and liabilities comprising the Collective Brands, Inc. Performance + Lifestyle Group business (the “PLG Business”, and such transaction, the “Carveout Transaction”).

4. Each of the Parties has agreed to execute, simultaneously with the execution of the Merger Agreement, a guarantee in favor of the Company agreeing, subject to the terms and conditions set forth therein, to guarantee the performance and discharge of the payment obligations of Parent with respect to the Parent Termination Fee and certain other obligations of Parent under the Merger Agreement in the circumstances provided therein (each, a “Limited Guarantee”), copies of which have been exchanged between the Parties.

Therefore, the parties hereto hereby agree as follows:

1.	AGREEMENTS AMONG THE PARTIES.

1.1. Pre-Closing Decisions.

1.1.1. All decisions to be made with respect to the following issues shall require the unanimous consent of the Parties in each Party’s sole discretion: (i) amending, modifying or terminating the Merger Agreement, (ii) except as provided in Section 1.1.2 below, waiving any of the conditions set forth in Article VII of the Merger Agreement, (iii) enforcing any rights of Parent or Merger Sub under the terms of the Merger Agreement, (iv) the negotiation or entry by Parent or Merger Sub into any contract, agreement, arrangement or understanding (whether written or oral) not specifically contemplated by the Merger Agreement or the Carveout Transaction Agreements (for avoidance of doubt, the entry into, amendment of or modification to the ABL Commitment Letter (as defined below) shall require only the consent of the Sponsors (and not Wolverine)), (v) unless otherwise provided for in Section 1.1.2, the determination as to whether there has occurred a breach by the Company of any of its representations and warranties or covenants contained in the Merger Agreement, and (vi) the taking of any action by Parent or Merger Sub, other than to prepare for and consummate the Merger (and the other transactions contemplated by the Merger Agreement) and the Carveout Transaction (and the other transactions contemplated by the Carveout Transaction Agreements); provided that after the expiration of sixty (60) calendar days following the Termination Date, any Party may, in its sole discretion, cause Parent to terminate the Merger Agreement.

1.1.2. The determination as to whether there has occurred a Company Material Adverse Effect (i) pursuant to clause (1) of the definition thereof shall be made by solely by Wolverine in its sole discretion (and not by Blum or Golden Gate) and (ii) pursuant to clause (2) of the definition thereof shall be made by the Sponsors in their sole discretion (and not by Wolverine). Furthermore, notwithstanding anything contained in Section 1.1.1 to the contrary, the decision to waive the condition set forth in Section 7.2(c) of the Merger Agreement may be made solely by (Y) Wolverine (and shall not require the consent of the Sponsors) with respect to a Company Material Adverse Effect pursuant to clause (1) of the definition thereof (but, for the avoidance of doubt, no such waiver by Wolverine shall, in and of itself, be deemed to waive such condition with respect to a Company Material Adverse Effect pursuant to clause (2) of the definition thereof) and (Z) the Sponsors (and shall not require the consent of Wolverine) with respect to a Company Material Adverse Effect pursuant to clause (2) of the definition thereof (but, for the avoidance of doubt, no such waiver by the Sponsors shall, in and of itself, be deemed to waive such condition with respect to a Company Material Adverse Effect pursuant to clause (1) of the definition thereof).

1.1.3. Notwithstanding anything to the contrary contained in Sections 1.1.1 or 1.1.2, (i) any act (or failure to act) on the part of Parent or Merger Sub that affects solely the PLG Business or that does not adversely affect in any respect the PSS Business, the Sponsors or the Surviving Corporation may be taken upon the approval of Wolverine and shall not require the approval of Blum and Golden Gate, (ii) any act (or failure to act) on the part of Parent or Merger Sub that affects solely the PSS Business or that does not adversely affect in any respect the PLG Business or Wolverine may be taken upon the approval of the Sponsors and shall not require the approval of

Wolverine and (iii) any act (or failure to act) on the part of Parent (including causing Merger Sub to act (or to fail to act)) under or relating to the Carveout Transaction Agreements shall be taken upon the approval of the Sponsors and shall not require the approval of Wolverine.

1.1.4. Each Party will comply with its obligations (if any) under the Merger Agreement, the Carveout Transaction Agreements, the Equity Financing Commitments and the Guarantees and will also use all commercially reasonable efforts to cause Parent and Merger Sub to comply with their obligations under the Merger Agreement and the Carveout Transaction Agreements; provided, that the sole and exclusive remedy of the Parties for any breach or violation of this Section 1.1.4 shall be to seek specific performance of the aforementioned obligations.

1.2. Board of Parent and Merger Sub. Parent and each Party hereby agree to take (or cause to be taken) all actions, if any, required to be taken by each, such that the boards of director of Parent and Merger Sub have the composition immediately prior to Closing as is set forth on Exhibit B hereto.

1.3. Capitalization of Parent; Exchange Fund.

1.3.1. As of the date hereof, 67.2614%, 16.3693% and 16.3693% of the outstanding equity interests of Parent are held by Wolverine, Blum and Golden Gate, respectively.

1.3.2. Prior to the Effective Time, no Party shall transfer any of its equity interests in Parent other than to (i) such funds or other entities who are affiliates of such Party, and (ii) in the case of the Sponsors, the limited partners (and their respective affiliates) of such Sponsor and its affiliated funds. No transfer shall relieve a Party of any of its obligations under this Agreement.

1.3.3. To the extent that it will be possible to consummate the Merger with the Parties contributing less than the full amount reflected in the commitment amounts of the Parties set forth on Exhibit C (each, a “Commitment”), the Parties may by unanimous consent proportionately reduce the amount of each Party’s Commitment.

1.3.4. At the closing of the Carveout Transaction, all of the outstanding equity interests of Parent then held by Wolverine will be automatically redeemed for no additional consideration.

1.3.5. Any earnings on the amounts deposited in the Exchange Fund under the Merger Agreement will be shared on a Pro Rata Basis (as defined below) by Wolverine, on the one hand, and the Sponsors, on the other.

1.3.6. In addition, if additional amounts are required under the terms of the Merger Agreement to be deposited in the Exchange Fund in order to consummate the transactions contemplated by the Merger Agreement, such additional amounts will be deposited in the Exchange Fund on a Pro Rata Basis by Wolverine, on the one hand, and the Sponsors, on the other.

1.4. Termination Fee. Any Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement or otherwise, after making adequate provision for the payment or reimbursement of fees and expenses pursuant to Section 1.6 below (to the extent not paid directly by the Company as Parent Expenses under Section 8.5(d) of the Merger Agreement), shall be promptly paid by Parent to Wolverine, on the one hand, and the Sponsors, on the other, or an affiliate or designee thereof, on a Pro Rata Basis. “Pro Rata Basis” means 67.2614 % to Wolverine, on the one hand, and 32.7386% to the Sponsors, on the other, which percentages are based on the relative enterprise values of the PLG Business and PSS Business as of the Closing.

1.5. Certain Obligations.

1.5.1. Wolverine shall pay 100% of the Parent Termination Fee and any amounts payable by Parent pursuant to Section 8.5(c) of the Merger Agreement in the case where (x) the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(c) of the Merger Agreement or (y) the breach by Parent or Merger Sub of the Merger Agreement giving rise to the Company’s right to terminate the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement results from:

(i) (a) a breach by Wolverine or Open Water Ventures LLC of the Merger Agreement, the Purchase Agreement, or this Agreement, or a breach by Parent or Merger Sub of the Merger Agreement as a result of Wolverine’s action (including action under Section 1.1.2(i) or 1.1.3(i)) or failure to act; or

(b) the failure to fund for any reason (other than by reason of a breach or failure to fund described in Section 1.5.2(i)) of the debt financing of JPMorgan Chase Bank, J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and WF Investment Holdings, LLC as contemplated in the debt commitment letter previously provided by Wolverine to Blum/Golden Gate (the “Wolverine Debt Commitment Letter”) (or any alternative financing obtained in replacement therefor), including any such failure to fund on account of there not having been timely prepared the Required Financial Information for the PLG Business, and

(ii) in each such case referred to in the preceding clause (i), but for the occurrence of such breach or failure, (x) as to subclause (a), neither Parent nor Merger Sub is in breach of its obligations under the Merger Agreement as a result of Blum or Golden Gate’s action or failure to act which breach would entitle the Company to terminate the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement and (y) as to subclause (b), (1) each of Golden Gate and Blum is, and demonstrates that it is, ready, willing and able to fund its respective commitment as set forth in the applicable Equity Commitment Letter and (2)(A) each of Wells Fargo Bank, National Association and Wells Fargo Capital Finance, LLC is, and demonstrates that it is, ready, willing and able to fund the debt commitment contemplated in the debt commitment letter previously provided by Golden Gate and Blum to Wolverine (the “ABL Commitment Letter” and, together with the Wolverine Debt Commitment Letter, the “Debt Commitment Letters”) or (B) one or more alternative financing sources (which may include either or both Sponsors) are, and demonstrate that they are, ready, willing and able to fund the debt contemplated by the ABL Commitment Letter.

1.5.2. Blum and Golden Gate shall pay 100% of the Parent Termination Fee and any amounts payable by Parent pursuant to Section 8.5(c) of the Merger Agreement in the case where (x) the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(c) of the Merger Agreement or (y) the breach by Parent or Merger Sub of the Merger Agreement giving rise to the Company’s right to terminate the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement results from:

(i) (a) a breach by Blum or Golden Gate of this Agreement, a breach by Parent of the Purchase Agreement as a result of Blum’s or Golden Gate’s action or failure to act or, a breach by Parent or Merger Sub of the Merger Agreement as a result of Blum’s or Golden Gate’s action (including action under Section 1.1.2(ii) or 1.1.3(ii)) or failure to act; or

(b) the failure to fund for any reason (other than by reason of a breach or failure to fund described in Section 1.5.1(i)) under the Equity Commitment Letter or the debt financing contemplated in the ABL Commitment Letter (or any alternative financing obtained in replacement therefor); and

(ii) in each such case referred to in the preceding clause (i), but for the occurrence of such breach or failure, (x) as to subclause (a), Wolverine is not in breach of its obligations under the Merger Agreement and neither Parent nor Merger Sub is in breach of its obligations under the Merger Agreement as a result of Wolverine’s action or failure to act, in either case which breach would entitle the Company to terminate the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement and (y) as to subclause (b), (1) Wolverine is, and demonstrates that it is, ready, willing and able to consummate or cause to be consummated the transactions contemplated in the Purchase Agreement and (2)(A) the lenders under the Wolverine Debt Commitment Letter are, and demonstrate that they are, ready, willing and able to fund the debt financing contemplated therein or (B) one or more alternative financing sources are, and demonstrate that they are, ready, willing and able to fund the debt contemplated by the Wolverine Debt Commitment Letter.

1.5.3. Any Parent Termination Fee and any amounts payable by Parent pursuant to Section 8.5(c) of the Merger Agreement in the case where the failure of Parent and

Merger Sub to consummate the transactions contemplated by the Merger Agreement in the circumstances described in Section 8.3(c) or the breach by Parent or Merger Sub of the Merger Agreement giving rise to the Company’s right to terminate the Merger Agreement pursuant to Section 8.3(b) of the Merger Agreement that results from any circumstance other than the circumstances described in the preceding Section 1.5.1 or 1.5.2 (e.g., where the breach or failure to fund of each of Wolverine, on the one hand, and Blum and Golden Gate, on the other, resulted in the failure of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement), shall be paid on a Pro Rata Basis by Wolverine, on the one hand, and the Sponsors, on the other.

1.5.4. Any Company Expenses payable by Parent pursuant to Section 8.5(c)(iii) or 8.5(c)(iv) of the Merger Agreement shall be paid (i) 100% by Wolverine in the case where Wolverine has determined (pursuant to Section 1.1.2(i) above) that there has occurred a Company Material Adverse Effect pursuant to clause (1) thereof and such Company Material Adverse Effect does not constitute a Whole Company Material Adverse Effect and (ii) 100% by the Sponsors in the case where the Sponsors have determined (pursuant to Section 1.1.2(ii) above) that there has occurred a Company Material Adverse Effect pursuant to clause (2) thereof and such Company Material Adverse Effect does not constitute a Whole Company Material Adverse Effect.

1.5.5. Any Parent Termination Fee or Company Expenses or other amounts that are required to be paid by a Party under this Section 1.5 (“Owed Amount”) shall be promptly paid by such Party. If following the payment of such Owed Amount it is subsequently and finally determined that such Owed Amount was not required to be paid by the Party that made such payment, then the Party that made such payment shall be promptly reimbursed to the extent of the Owed Amount it was not required to pay.

1.6. Expense Sharing.

1.6.1. Except as provided in Section 1.6.2, each of Wolverine, on the one hand, and the Sponsors, on the other, will be responsible for all fees and out-of pocket expenses incurred by it in connection with the Merger Agreement, the Carveout Transaction Agreements and the transactions contemplated by each of the foregoing (“Expenses”), including, without limitation, the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that have been retained by it and any financing fees pursuant to the commitments contemplated by their respective Debt Commitment Letters.

1.6.2. Except as otherwise provided in the Carveout Transaction Agreements or the other agreements contemplated thereby (including tax sharing and transition services agreements referred to therein), all costs and out-of-pocket expenses incurred by Parent from the date of this Agreement until the Closing Date or termination of the Merger Agreement, whichever is earlier, to comply with their obligations under the Merger Agreement (including the costs incurred for HSR and other competition filings (even if made by Wolverine as the ultimate parent entity), filing fees, or other costs as may be mutually agreed) (but excluding any fees, costs and expenses referred to in Section 1.5 above) and, in the event the Merger is consummated, all costs and out-of-

pocket expenses incurred by the Company in connection with the Merger Agreement, and the transactions contemplated thereby, including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors to the Company or that have otherwise been retained by it, any costs incurred by Parent or the Surviving Corporation to comply with their obligations under Section 6.11 of the Merger Agreement (including the cost to obtain the D&O Insurance), and, unless otherwise provided for in the aforementioned tax sharing agreement, Section 6.19 of the Merger Agreement, as well as any Separation Costs incurred by the Surviving Corporation and Wolverine in connection with the Carveout Transaction Agreements and the transactions contemplated thereby, shall be borne on a Pro Rata Basis by Wolverine, on the one hand, and the Sponsors, on the other. “Separation Costs” shall mean the costs associated with the separation of the PLG Business as described in the Carveout Transaction Agreements, including the costs to obtain any third party consents in connection therewith, costs incurred in connection with the defeasement of those certain Series A and Series B 8.25% Senior Subordinated Notes due 2013 under the Indenture dated July 28, 2003 (the “Notes”), including the aggregate principal amount of and interest on the Notes, and costs incurred in connection with any litigation related to the Merger or the other transactions contemplated by the Merger Agreement that is brought against the Company and/or its board of directors (excluding, except for liabilities arising under Section 6.11 of the Merger Agreement, litigation arising from or relating to the Debt Financing (arising upon the closing of, or at any time after, the Debt Financing), including the grant or acquisition of any liens or secured claims pursuant to the Debt Financing, or any modification, extension, renewal or replacement thereof). For the avoidance of doubt, the liabilities excluded pursuant to the immediately preceding parenthetical will be borne and satisfied 100% by the Party that has entered into and consummated the applicable Debt Financing arrangement. For clarification, Separation Costs hereunder do not include severance costs and other employment termination-related liabilities incurred in connection with the termination of employment of employees of the PLG Business or PSS Business, it being agreed that the responsibility for, and allocation of, such costs and liabilities will be provided for in that certain transition services agreement to be entered into at the Closing.

1.6.3. In the event of a termination of the Merger Agreement in which a reimbursement of Parent Expenses is paid to Parent by the Company, Parent shall reimburse the Parties for the Expenses incurred by them; provided that if the amount paid by the Company to Parent as Parent Expenses is not sufficient to reimburse the Parties in full for all of the Expenses incurred by them, then the amount received by Parent from the Company as Parent Expenses shall be paid to Wolverine, on the one hand, and the Sponsors, on the other, on a Pro Rata Basis for reimbursement of Expenses.

1.7. Representations, Warranties and Covenants.

1.7.1. Each Party hereby represents, warrants and covenants to the other Parties that none of the information supplied in writing by such Party specifically for inclusion or incorporation by reference in the Proxy Statement will cause a breach of the representations and warranties of Parent or Merger Sub set forth in the Merger Agreement.

1.7.2. Each Party hereby represents, warrants and covenants to the other Parties that the information supplied in writing by such Party in connection with filings or notifications under, or relating to, Antitrust Law is and will be accurate and complete in all material respects.

1.7.3. Each Party represents and warrants to the other Parties that (i) such Party has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; (ii) this Agreement constitutes the valid and legally binding obligation of such Party, enforceable in accordance with its terms; and (iii) the execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by such Party.

1.8. Exclusivity. The Parties agree that from and after the date of this Agreement, none of the Parties will, solicit, initiate, encourage or participate in any discussions or negotiations, or enter into any agreements, arrangements or understandings, with any person or entity, other than the other Parties, regarding a possible transaction involving any assets or securities of the Company, including any possible transaction that contemplates that such person or entity would, or reasonably could be expected to, provide equity financing for, or otherwise serve as a principal party or investor in, an acquisition of all or any part of the Company.

1.9. Cooperation. Wolverine shall reasonably cooperate with the Company in the preparation of the financial statements and other information and data referred to in Section 6.14(c)(iv) of the Merger Agreement, including any private placement memoranda referred to therein, and will use its commercially reasonable efforts to consummate a Rule 144A offering of senior notes pursuant to the Debt Financing Commitment as promptly as is reasonably practicable. In addition, the Parties will reasonably cooperate to effect the timely defeasement of the Notes.

1.10. Indemnification. Each Party (an “Indemnifying Party”) shall protect, indemnify, defend and hold each other Party (an “Indemnified Party”), its respective successors and assigns, and their respective shareholders, directors, officers, employees and agents, harmless from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses arising from or relating to a breach of this Agreement by the Indemnifying Party; provided that this sentence shall not apply to the Parties’ obligations under Section 1.1.4.

1.11. Open Water Ventures, LLC. Subject to receipt of its Debt Financing, Wolverine will cause Open Water Ventures, LLC to perform and comply with all of its covenants and obligations required to be performed by it under the Purchase Agreement, as and when the same are required to be performed by it, but subject to the terms and conditions of the Purchase Agreement.

2.	MISCELLANEOUS.

2.1. Termination. This Agreement shall become effective on the date hereof and shall terminate upon the earliest of (i) the Closing pursuant to the Merger Agreement and (ii) the termination of the Merger Agreement; provided, however, that any liability for failure to comply with the terms of this Agreement shall survive any such termination. Notwithstanding the foregoing, Article 2, and Sections 1.4, 1.5, 1.6 and 1.8 of this Agreement shall survive indefinitely following the termination of this Agreement.

2.2. Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by each of the Parties.

2.3. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with applicable law. The provisions hereof are severable, and any provision hereof being held invalid or unenforceable shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.4. Remedies. No Party shall have any liability under any provision of this Agreement under any circumstances for punitive, consequential, special or incidental damages, including lost future income, revenue or profits, as a result of any breach of this Agreement. In addition, the Parties to this Agreement agree that irreparable damages would occur in the event that any of the provisions of this Agreement were not performed in accordance with their terms. Accordingly, it is agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement which, other than in the case of Section 1.1.4, shall be in addition to any other remedy to which they are entitled at law or in equity.

2.5. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, by its acceptance of the benefits of this Agreement, Parent and each Party acknowledges and agrees that no Person other than the Parties has any obligations hereunder and that Parent and each Party has no right of recovery under this Agreement or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (collectively, each a “Non-Recourse Party”), through Parent, Merger Sub, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent, Merger Sub or the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any Person other than the parties hereto (including any Person acting in a representative capacity) any rights or remedies against any Person other than as expressly set forth herein.

2.6. Further Assurances. Each Party agrees to act in good faith and to execute such further documents and perform such further acts as may be reasonably required to carry out the provisions of the Merger Agreement and the Carveout Transaction Agreements and the transactions contemplated in each of the foregoing, subject, in each case, to the terms and conditions thereof.

2.7. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

2.8. Governing Law; Consent to Jurisdiction. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Parent, Merger Sub and the Parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware (the “Chosen Courts”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the Chosen Courts are an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Courts, and Parent, Merger Sub and the Parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in the Chosen Courts. Parent, Merger Sub and the Parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in this Section 2.8 or in such other manner as may be permitted by law shall be valid, effective and sufficient service thereof.

2.9. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB, WOLVERINE, BLUM AND GOLDEN GATE ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION,

SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF PARENT, MERGER SUB, WOLVERINE, BLUM AND GOLDEN GATE CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PERSON UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PERSON MAKES THIS WAIVER VOLUNTARILY AND (d) SUCH PERSON HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.9.

2.10. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

2.11. Other Agreements. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

2.12. Assignment. This Agreement may not be assigned by any Party or by operation of law or otherwise without the prior written consent of each of the other Parties, except that this Agreement may be assigned by any party to one or more of its affiliates; provided, however, that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 2.12 shall be null and void.

2.13. No Representations or Duty. (a) Each Party specifically understands and agrees that no Party has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Party explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Party specifically acknowledges, represents and warrants that it is not relying on any other Party (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b) In making any determination contemplated by this Agreement, each Party may make such determination in its sole and absolute discretion, taking into account only such Party’s own views, self-interest, objectives and concerns, except as expressly provided herein. No Party shall have any fiduciary or other duty to any other Party or to Parent except as expressly set forth in this Agreement.

2.14. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

2.15. Notices. All demands, notices, requests, consents, and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, messenger, telecopy or electronic mail at, or if duly deposited in the mails, by certified or registered mail, postage prepaid — return receipt requested, to each Party at the address set forth in the Commitment Letters (in the case of Blum and Golden Gate) or in the Carveout Transaction Agreements (in the case of Wolverine), or any other address designated by such Party in writing to Parent.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

WBG-PSS HOLDINGS LLC

By:	/s/ David Chung
Name:	David Chung
Title:	Vice President

WBG-PSS MERGER SUB INC.

By:	/s/ David Chung
Name:	David Chung
Title:	Vice President

WOLVERINE WORLD WIDE, INC.

By:	/s/ Blake W. Krueger
Name:	Blake W. Krueger
Title:	Chairman, Chief Executive Officer and President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd.
Its: General Partner

By:	/s/ Sue Breedlove
Name:	Sue Breedlove
Title:	Authorized Signatory

BLUM STRATEGIC PARTNERS IV, L.P.

By: Blum Strategic GP IV, L.P., its General Partner
Its: Blum Strategic GP IV, L.L.C., its General Partner

By:	/s/ David Chung
Name:	David Chung
Title:	Authorized Person